RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the three months ended March 31, 2003 and 2002, the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2002, including the notes thereto contained in the fiscal 2002 annual report of the Company.  In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods.  The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year.  Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold.  The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the Company's 2002 Consolidated Financial Statements.

	Quarters Ended March 31,
			2003
			Change
(in thousands of dollars,			as a %
except percentages)	2003	2002	of 2002
Segment Revenues
Service center distribution	$194,213	$178,512	8.8%
Energy sector distribution	83,789	74,027	13.2%
Steel import/export	87,669	72,076	21.6%
Other	1,350	1,248	8.2%
	$367,021	$325,863	12.6%
Segment Operating Profits
Service center distribution	$ 6,072	$ 5,968	1.7%
Energy sector distribution	4,167	3,978	4.8%
Steel import/export	3,650	3,901	(6.4%)
Other expense	(970)	(770)	(26.0%)
Corporate expenses	(2,310)	(2,053)	(12.5%)
Earnings from operations	10,609	11,024	(3.8%)
Foreign exchange gain/(loss)	348	(9)
Interest expense	(5,104)	(5,131)	0.5%
Earnings before income taxes	$ 5,853	$ 5,884	(0.5%)
Segment Gross Margins as a % of Revenues
Service center distribution	26.0%	26.4%
Energy sector distribution	11.8%	14.5%
Steel import/export	9.9%	11.5%
Total	18.8%	20.4%
Segment Operating Profits as a % of Revenues
Service center distribution	3.1%	3.3%
Energy sector distribution	5.0%	5.4%
Steel import/export	4.2%	5.4%

Earnings from operations	2.9%	3.4%

Service Center Distribution

a)     Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and 4 U.S. locations.  The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel.  This operation will add strength to the Russel Metals Bahcall operations.  Williams Steel had sales of approximately $49 million for the year prior to the acquisition date.  The Bahcall and Williams operations have substantially completed the process of restructuring which commenced during November 2002.

b)     Factors affecting results

External --

·	steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.

·	demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.

·	product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.

·	trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.

·

Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions and the manufacturing sector in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal --

·	the Company has a strong strategic network of branches across Canada, encompassing all provinces, thus declines in demand in one region may be countered by higher demands in other regions.

·	many employees, including management, receive bonuses based on bottom line results; thus a portion of their compensation is variable and employees are motivated to maximize profitability.

·	a large portion of the service center costs are fixed and are not reduced as volume declines, which can negatively impact results when demand weakens.

·

the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses.  The above average turns mean the Company is able to reduce the impact of price changes and stabilize its earnings stream, which results in stronger earnings in a downturn and compared to our competitors slightly lower earnings increases when prices increase.

·	knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.

c)	Service center segment results -- Three Months Ended
March 31, 2003 compared to Three Months Ended
March 31, 2002

Revenues in the first quarter of 2003 increased 8.8% due to higher selling prices in all regions compared to the first quarter of 2002 partially offset by lower volumes in certain regions.  Volume declines were apparent in Atlantic, Quebec and our flat rolled operation.  Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to general weak customer demand in the Wisconsin region.  Selling prices for the first quarter of 2003 were at the level experienced during the second half of 2002 which were significantly higher than the first quarter of 2002 due to mill price increases.  Gross margins decreased from 26.4% in the first quarter of 2002 to 26.0% in the first quarter of 2003.

Service center operating profits in the first quarter of 2003 increased by 1.7% compared to the first quarter of 2002.  This increase is a result of the selling price increases compared to the first quarter of 2002.  Operating expenses in the first quarter of 2003 were $3.2 million, or 7.8% higher than the first quarter of 2002.  The operating costs at Williams Bahcall, with the addition of Williams during September 2002, is approximately $1.9 million higher for the first quarter of 2003 compared to the first quarter of 2002.  Employee termination costs and costs of relocating equipment are being charged to the restructuring accrual recorded in the fourth quarter of 2002.

Operating profits as a percentage of revenues in the first quarter of 2003 were 3.1% compared to 3.3% in the first quarter of 2002.

GRAPHS OMITTED

Energy Sector Distribution

a)     Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)     Factors affecting results

External --

·	affected by economic cycles.

·	significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.

·	Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.

·	pricing is influenced by overall demand and by product availability.

·	trade sanctions initiated either by steel mills or the public sector in North America.

Internal --

·	low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.

·	employees' compensation is highly variable as it is based on profits, allowing the Company to be profitable throughout the cycle.

c)	Energy sector distribution results -- Three Months Ended
March 31, 2003 compared to Three Months Ended
March 31, 2002

Energy sector revenues increased 13.2% in the first quarter of 2003 compared to the first quarter of 2002.  The higher oil and gas prices for the first quarter of 2003 compared to the first quarter of 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada.  The activity in this area was not as strong as we would anticipate based on the oil and gas prices.  The volumes will decline in the second quarter of 2003 due to the normal seasonal drop off.

Energy sector operating profits increased by 4.7% in the first quarter of 2003, compared to the first quarter of 2002.  The increase is mainly related to the increased activity in the oil country tubular goods operations in Western Canada.

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Steel Import/Export

a)     Description of operations

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States.  It also exports steel from Canada and the United States.  The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, heavy-wall plate, heavy-wall coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas.  Arrow had sales of approximately US $2 million for the year prior to the acquisition date.  Arrow Steel provides processing to Sunbelt as well as other customers.

b)     Factors affecting results

External --

·	trade sanctions initiated either by steel mills or the public sectors in North America.

·	mill capacity by product line in North America.

·	Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.

·	steel pricing is influenced by overall demand and by product availability both domestically and worldwide.

·	demand is affected by economic cycles.

·	supply side management practiced by steel producers in North America and international supply and demand, which impacts steel imports and significantly affects product availability.

Internal --

·	operating costs are variable with volume, since inventory is stored in public warehouses and employees are significantly compensated based on earnings.

·	inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.

c)	Steel import/export results -- Three Months Ended
March 31, 2003 compared to Three Months Ended
March 31, 2002

Steel import/export revenues increased 21.6% in the first quarter of 2003 compared to the first quarter of 2002.  Volumes in the first quarter of 2003 were higher than the first quarter of 2002 due to low volumes in 2002 caused by uncertainty about dumping actions.  The gross margins as a percent of revenue at 9.9% for the first quarter of 2003 returned to more normal levels than those reported for the first quarter of 2002.  The high margins experienced in the first quarter of 2002 related to mill price increases on flat rolled steel, which resulted in higher selling prices for inventories on hand.  As anticipated, the import/export operations have reduced their inventories by $33.3 million since December 31, 2002.

Steel import/export operating profits decreased by 6.4% in the first quarter of 2003 compared to the first quarter of 2002.  The return to more normal margins was the most significant contributor to this increase.  The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 5.4% for the first quarter of 2002 to 4.2% for the first quarter of 2003.

Other --Three Months Ended March 31, 2003 compared to
Three Months Ended March 31, 2002

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay.  Revenue in the first quarter of 2003 was slightly higher than the first quarter of 2002 due to increased coal volumes.  Similar to prior years, the first quarter experienced an operating loss due to the Great Lakes being closed.

The Company has renewed its short-term contract for 2003 with one large customer, which represented approximately 37% of Thunder Bay Terminals 2002 revenue.  The renewal was at rates slightly higher than those in 2002.

GRAPHS OMITTED

Consolidated Results -- Three Months Ended March 31, 2003
compared to Three Months Ended March 31, 2002

Earnings from operations were $10.6 million in the first quarter of 2003, compared to $11.0 million for the first quarter of 2002.  Increases in service center and energy were reversed by declines in import/export and Thunder Bay Terminals.  Consolidated revenues for the entire Company increased by 12.6%, to $367.0 million, in the first quarter of 2003 compared to the first quarter of 2002.

During the first quarter of 2003, the Company recorded a realized foreign exchange gain of $0.3 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries.  During the first quarter of 2003, the Company eliminated the unhedged U.S. debt exposure that existed at that time.

Consolidated interest expense in the first quarter of 2003 was virtually unchanged compared to the first quarter of 2002. This is due to higher short-term debt outstanding partially offset by lower exchange rates on U.S. denominated long-term debt in the first quarter of 2003 compared to the first quarter of 2002.  The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

Income taxes in the first quarter of 2003 were $2.3 million compared to $2.4 million in the first quarter of 2002. This decrease in the tax rate from 40.3% to 38.7% relates primarily to a lower effective tax rate caused by previously enacted Canadian tax rate decreases.

Net income for the first quarter of 2003 was $3.6 million compared to $3.5 million for the first quarter of 2002.

Basic earnings per share for the first quarter of 2003 and for first quarter of 2002 was $0.08.

GRAPH OMITTED

Interest Expense

The following table shows the components of interest expense.

	Quarters Ended
	March 31,
(in thousands of dollars)	2003	2002
Interest on long-term debt	$4,969	$5,194
Other interest (income)	135	(63)
Total interest	$5,104	$5,131

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures.  The Company currently has no floating rate long-term debt.  The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S. denominated debt interest.

GRAPH OMITTED

Coverage Ratio

Russel Metals' interest coverage ratio for 2003 continued to be strong.  The Company's ability to meet interest payments for the next two years remains strong.  The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring costs and foreign exchange gain (loss).

Coverage Ratio	Quarter Ended		Twelve Months
(in thousands of dollars ,	March 31,		Ended March 31,
except ratios)	2003	2002	2003	2002

EBITDA, as adjusted	$14,225	$14,889	$84,939	$62,497
Interest expense	5,104	5,131	20,297	21,879
Coverage ratio	2.8x	2.9x	4.2x	2.9x

GRAPH OMITTED

Accounting Policies and Estimates

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value.  Inventory reserves or write downs are recorded if required.

The Company continues to use the intrinsic value-based method for stock-based compensation.  If the Company had adopted the fair value-based accounting method effective January 1, 2002 and expensed stock options issued in 2002 and 2003 the amount expensed would have been $84,000, which represents less than $0.01 per share, for the first quarter of 2003.  The Company intends to change its policy to the fair value-based accounting method; however, since the change would not be material, the Company is waiting for the proposed new Canadian pronouncements to be finalized.

Capital Expenditures

Capital expenditures in the first quarter of 2003 were $4.2 million compared to $1.3 million in the first quarter of 2002.  Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems.  The capital expenditure levels are expected to increase over the balance of 2003 due to the planned relocation of our flat rolled operation.  During the first quarter of 2003, the Company expended $2.0 million on this project mainly related to deposits on new machinery and equipment.

Depreciation expense was $3.3 million in the first quarter of 2003 and $3.6 million in the first quarter of 2002.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn.  As anticipated, since year end the Company reduced the temporary year end inventory bulge significantly. It is anticipated that the economy will improve slightly in subsequent quarters of 2003 and working capital employed by Russel Metals will increase.  The amount of cash used during 2003 will be dependent on the strength of the economic recovery.

Inventory and accounts receivable represent 77.5% of total assets at March 31, 2003, approximately the same as year end.  Fixed assets utilized in the operations of the Company are very stable and excluding the $29 million flat rolled relocation, are not expected to vary significantly during 2003 as capital spending and depreciation are expected to be approximately equal.  If the economic activity in the economy increases, current assets will become an increased percentage of total assets due to the expansion of inventory and accounts receivable levels to support the increased revenues.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable and accounts payable of the U.S. operations.

The Company's net bank indebtedness position, bank indebtedness less cash at March 31, 2003 is $1.7 million.  The Company had a net cash position of $3.9 million at December 31, 2002.

Cash generated from operating profits was $8.3 million and cash utilized from changes in working capital was $6.1 million.  Revenue increases in February and March of 2003 when compared with November and December of 2002 resulted in accounts receivable increases of $25.8 million since December 31, 2002.

Inventory levels improved and the reduction generated cash of $39.3 million mainly due to lower import/export and energy inventories.  Inventory turns improved to 4.3 in the quarter as inventory levels were reduced and revenues increased from the fourth quarter of 2002.

Inventory Turns

	Quarters Ended,
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2003	2002	2002	2002	2002

Service center distribution	4.4	4.2	4.2	4.8	4.7
Energy sector distribution	4.2	3.4	3.9	3.3	3.8
Steel import/export	4.2	2.7	4.6	5.5	5.1

Total	4.3	3.5	4.2	4.5	4.5

The inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Service center inventory turns improved to 4.4.  This can be compared with the service center industry turns estimated to be 3.0 for the three months ended February 28, 2003 as derived from the monthly Business Conditions Report published for the United States by the Metals Service Center Institute.  It is management's goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which decreased in the first quarter when compared with year end, utilizing cash of $21.7 million.  Payables decreased mainly due to lower trade payables in the import/export operations caused by lower inventory purchases.  At December 31, 2002, the Company had high trade payables related to inventory in this sector.

During 2003, the Company utilized cash of $4.2 million on capital expenditures and $3.2 million on common and preferred share dividends. Due to restrictions from our U.S. Note Indenture the Company did not pay common share dividends during the first quarter of 2002; however, the Company paid preferred share dividends of $0.6 million in that quarter.

For several years, the Company's cash flow has been positively impacted by its ability to utilize income tax losses.  In 2003, the Company will be required to make payments related to 2002 as well as installments for 2003.  The Company made income tax payments of $3.8 million in the first quarter of 2003.  Payments for the remainder of the year are estimated to be $5.8 million; however, this amount may vary based on earnings.

The Company will be relocating its flat rolled operation in Hamilton, Ontario during the fourth quarter of 2003.  The Company anticipates spending $29 million for land, building, machinery and equipment for the new location.  These commitments resulted in payments of $2.0 million in the first quarter of 2003 and will result in periodic payments throughout the rest of 2003.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash.  The bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities
($ millions)	Syndicate	U.S.	Total
Bank loans	$ 0.9	$ 15.3	$ 13.2
On deposit	11.5	3.0	11.5
Net borrowings (cash)	(10.6)	12.3	1.7
Letters of credit	6.7	4.3	11.0
	$ (3.9)	$ 16.6	$ 12.7
Facility availability	$234.3	$ 51.4	$285.7

The Company has two long-term debt instruments outstanding.  The $30 million 8% Subordinated Debentures mature in 2006.  The 10% Senior Notes mature in 2009.  The balance outstanding at March 31, 2003 is US $115.6 million, unchanged from December 31, 2002.  The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate.  At March 31, 2003, the long-term debt balance is $199.9 million.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks.  The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005.  Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million.  At March 31, 2003, Russel Metals was entitled to borrow $234.3 million, including letters of credit under this facility.  At March 31, 2003, Russel Metals had borrowings of $0.9 million and had $6.7 million in letters of credit under this facility.  At March 31, 2002, Russel Metals had no borrowings and $24.6 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility.  The maximum borrowing under this facility is US $35.0 million.  At March 31, 2003, these subsidiaries had borrowings of US $10.4 million and letters of credit of US $3.0 million.  At March 31, 2002, these subsidiaries had no borrowings and letters of credit of US $2.0 million.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

GRAPH OMITTED

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009.  Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture.  During the first quarter of 2003, the Company increased its common share dividend to $0.07 per share resulting in a payment of $2.7 million in the quarter.  At March 31, 2003, the Company had $9.1 million available for restricted payments such as the common share dividend.  A quarterly dividend on common shares of $0.07 per share was declared in the second quarter.  The dividend is payable June 15, 2003 and the date of record is May 7, 2003.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss.  Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.

As at April 22, 2003, the Company has 38,118,101 common shares and 1,200,000 class II preferred shares outstanding which is unchanged from March 31, 2003.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry  -- steel.  The use of distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors.  As the distribution segment continues to grow its share of steel industry shipments, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth.  This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates much more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.

Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have dominant market niches or provide mass to existing Russel Metals operations.  The acquisition of A.J. Forsyth and Williams Steel, and the subsequent rationalization of the new businesses with existing Russel Metals businesses has enabled the Company to establish a stronger market presence in both British Columbia and Wisconsin.  The Company believes it requires stronger market positions in the Quebec and Ontario service center marketplace and believes the successful completion of the Leroux Steel Inc. acquisition will provide the balance required in Quebec.

In the energy and import/export segments all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand alone operations or complements to existing operations.

In the future, the length of the steel-based economic cycle will continue to shorten and a management structure that allows the fastest reaction to the changes will be the most successful.  The Company will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Outlook

We anticipate the current demand levels to continue for the balance of 2003.  The pricing policies implemented and practiced by North America steel mills could result in slightly lower steel prices over the balance of 2003.

Subsequent Event

On April 15, 2003, the Company announced that it had entered into agreements with the controlling shareholders of Leroux Steel pursuant to which the Company will offer to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share.  The controlling shareholders control over 36% of the equity and 63% of the voting rights in Leroux Steel.

The Company has agreed to make the take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel for consideration of $6.30 per share, payable at the option of the holder in one of three ways.  Each holder of a Leroux share will have the option of receiving, for each Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel Metals common share or (iii) 1.2353 Russel Metals common shares, subject to pro-ration if the number of Russel Metals common shares otherwise issuable would exceed 3,612,672.  Accordingly, any shareholder who elects to receive all cash consideration under the offer will be entitled to receive all cash, and all shareholders who elect to receive common shares of Russel Metals will receive at least one-third of a Russel Metals common share for each share of Leroux Steel, with the balance of the consideration being payable in cash.

The offer will be subject only to customary conditions, including regulatory approvals and acceptance by at least 66 2/3% of each of the outstanding classes of securities of Leroux Steel.  The agreements also provide that the Company will make a cash offer to acquire all of the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest.  The agreements include an irrevocable commitment by the controlling shareholders to tender all of their Leroux Steel securities to Russel Metals' offer and not to solicit other proposals.  They also provide that, if a competing offer is made for all the shares of Leroux Steel at a price in excess of $7.25 per share and Russel Metals does not match such competing offer, Russel Metals will be required to tender the controlling shareholders' Leroux Steel shares to the competing offer and to remit to the controlling shareholders the amount paid under the competing offer in excess of $7.25 per share.

The take-over bid circular is expected to be mailed to Leroux Steel's securityholders as soon as practicable and in any event by the middle of May and the transaction would be expected to close by the end of June, 2003.

The aggregate value of the transaction, including net debt assumed, is approximately $185 million which will be financed out of an existing credit facility with a syndicate of Canadian chartered banks.